DENMARK BANCSHARES, INC.

EXHIBIT (11.1)

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	For the Years Ended December 31,
	2009	2008	2007
Net income	$878,323	$3,791,233	$3,310,155
Weighted average shares outstanding	119,002	119,053	119,053
Net income per share	$7.38	$31.84	$27.80